                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                         Koll Real Estate Group, Inc.
                   ----------------------------------------
                               (Name of Issuer)

                             Class A Common Stock
                   ----------------------------------------
                        (Title of Class of Securities)

                                  50043410 5
                   ----------------------------------------
                                (CUSIP Number)

                             Bridge Partners, L.P.
                       c/o Carson Street Partners, Inc.
                           Attn: Mr. John W. Gildea
             115 East Putnam Avenue, Greenwich, Connecticut 06830
                                (203) 661-6945
                   ----------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 30, 1995
                   ----------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ./ /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                            Exhibit Index: Page 10
                              Page 1 of __ Pages

CUSIP No. 50043410 5
- --------------------------------------------------------------------------------

1        Name of Reporting Person(1)
         S.S. or I.R.S. Identification No. of Above Person

                                               Bridge Partners, L.P.
- --------------------------------------------------------------------------------


2        Check the Appropriate Box If a Member of a Group
                                                     a.  /_/
                                                     b.  /X/
- --------------------------------------------------------------------------------


3        SEC Use Only
- --------------------------------------------------------------------------------


4        Source of Funds
                  WC
- --------------------------------------------------------------------------------


5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

- --------------------------------------------------------------------------------


6        Citizenship or Place of Organization

                                                     Delaware
- --------------------------------------------------------------------------------


                           7        Sole Voting Power
  Number of                                17,518,200(2)
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                 -0-
    Each
  Reporting                9        Sole Dispositive Power
   Person                                 17,518,200(2)
    With
                           10       Shared Dispositive Power
                                           -0-

- --------------------------------------------------------------------------------



11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                    17,518,200
- --------------------------------------------------------------------------------


12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares       / /

- --------------------------------------------------------------------------------


- --------
(1) Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act, as amended (the "Exchange Act"), with Carson Street Partners, Inc. and John W. Gildea.

(2) Includes 5,639,400 shares of Class A Common Stock and 11,878,800 shares of Series A Convertible Redeemable Preferred Stock (which Preferred Stock is generally non-voting stock and which is convertible into shares of the Class A Common Stock on a share-for-share basis), and is calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

                              Page 2 of __ Pages

13       Percent of Class Represented By Amount in Row (11)

                           29.9%(3)
- --------------------------------------------------------------------------------


14       Type of Reporting Person

                           PN
- --------------------------------------------------------------------------------


- --------
(3)      See footnote 2, above.

                              Page 3 of __ Pages

CUSIP No. 50043410 5
- --------------------------------------------------------------------------------


1        Name of Reporting Person(4)
         S.S. or I.R.S. Identification No. of Above Person

                                           Carson Street Partners, Inc.
- --------------------------------------------------------------------------------


2        Check the Appropriate Box If a Member of a Group
                                                     a.  / /
                                                     b.  / /
- --------------------------------------------------------------------------------


3        SEC Use Only
- --------------------------------------------------------------------------------


4        Source of Funds
                  AF
- --------------------------------------------------------------------------------


5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

- --------------------------------------------------------------------------------


6        Citizenship or Place of Organization

                                                     Delaware
- --------------------------------------------------------------------------------


                           7        Sole Voting Power
  Number of                               17,518,200(5)
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                      -0-
    Each
  Reporting                9        Sole Dispositive Power
   Person                                 17,518,200(5)
    With
                           10       Shared Dispositive Power
                                           -0-

- --------------------------------------------------------------------------------



11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                    17,518,200
- --------------------------------------------------------------------------------


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares          / /

- --------------------------------------------------------------------------------


- --------
(4) Filing jointly pursuant to Rule 13d-1(f)(1) under the Exchange Act with Bridge Partners, L.P. and John W. Gildea.

(5) Includes 5,639,400 shares of Class A Common Stock and 11,878,800 shares of Series A Convertible Redeemable Preferred Stock (which Preferred Stock is generally non-voting stock and which is convertible into shares of the Class A Common Stock on a share-for-share basis), and is calculated in accordance with rule 13d-3(d)(1) under the Exchange Act.

                              Page 4 of __ Pages

13       Percent of Class Represented By Amount in Row (11)

                           29.9%(6)
- --------------------------------------------------------------------------------


14       Type of Reporting Person

                           CO
- --------------------------------------------------------------------------------


- --------
(6)      See footnote 5, above.

                              Page 5 of __ Pages

CUSIP No. 50043410 5
- --------------------------------------------------------------------------------


1        Name of Reporting Person(7)
         S.S. or I.R.S. Identification No. of Above Person
                                                  John W. Gildea
- --------------------------------------------------------------------------------


2        Check the Appropriate Box If a Member of a Group
                                                     a.  / /
                                                     b.  / /
- --------------------------------------------------------------------------------


3        SEC Use Only
- --------------------------------------------------------------------------------


4        Source of Funds
                  AF
- --------------------------------------------------------------------------------


5        Check Box If Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)     / /

- --------------------------------------------------------------------------------


6        Citizenship or Place of Organization

                                                      U.S.A.
- --------------------------------------------------------------------------------


                           7        Sole Voting Power
  Number of                                   17,518,200(8)
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                    -0-
    Each
  Reporting                9        Sole Dispositive Power
   Person                                  17,518,200(2)
    With
                           10       Shared Dispositive Power

                                              -0-

- --------------------------------------------------------------------------------



11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                    17,518,200
- --------------------------------------------------------------------------------


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares                / /
- --------------------------------------------------------------------------------


- --------
(7) Filing jointly pursuant to Rule 13d-1(f)(1) under the Exchange Act with Bridge Partners, L.P. and Carson Street Partners, Inc.

(8) Includes 5,639,400 shares of Class A Common Stock and 11,878,800 shares of Series A Convertible Redeemable Preferred Stock (which Preferred Stock is generally non-voting stock and which is convertible into shares of the Class A Common Stock on a share-for-share basis), and is calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

                              Page 6 of __ Pages

13       Percent of Class Represented By Amount in Row (11)

                           29.9%(9)
- --------------------------------------------------------------------------------


14       Type of Reporting Person

                           IN
- --------------------------------------------------------------------------------


- --------
(9)      See footnote 8, above.


                              Page 7 of __ Pages

         This Amendment No. 1 to the Statement on Schedule 13D relating to shares of Class A Common Stock of Koll Real Estate Group, Inc. filed on July 21, 1995 (the "Schedule 13D"), relates to an Amended and Restated Agreement of Limited Partnership of Bridge Partners dated as of May 30, 1996, the terms of which constitute a legal arrangement between the persons named in Item 2 of the
Schedule 13D with respect to the Securities of the Issuer, and as such requires disclosure under Item 6. All capitalized terms used herein will (unless otherwise defined) have the same meanings as ascribed to them in the Schedule 13D.

         Schedule 13D is hereby amended and supplemented as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to an Amended and Restated Agreement of Limited Partnership of Bridge Partners dated as of May 30, 1996 by and among Carson Street Partners, as General Partner, and the limited partners signatory thereto, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference, Carson Street Partners is generally entitled to receive 11% of all net realized gains on Bridge Partners' investments, which investments include the Shares.

         Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Schedule 13D or between such persons and any other person with respect to any of the securities of the Company, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits

         1.       Joint Filing Agreement, dated July 21, 1995.(10)

         2. Amended and Restated Agreement of Limited Partnership dated as of May 30, 1996.

- --------
(10)     Not included herewith.

                              Page 8 of __ Pages

                                   SIGNATURE


         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 1996


BRIDGE PARTNERS, L.P.

By:      CARSON STREET PARTNERS, INC.,
         General Partner


         By:  /s/John W. Gildea
              ---------------------------
              Name:   John W. Gildea
              Title:  Chief Executive Officer and President


CARSON STREET PARTNERS, INC.


By: /s/John W. Gildea
    -----------------------------
     Name:   John W. Gildea
     Title:  Chief Executive Officer and President



By: /s/John W. Gildea
    ----------------------------
     Name:   John W. Gildea



                              Page 9 of __ Pages

                                 EXHIBIT INDEX

                                                                     Page
Exhibit                                                             Number
- -------                                                             ------

1.   Joint Filing Agreement, dated July 21, 1995.(11)

2. Amended and Restated Agreement of Limited Partnership dated as of May 30, 1996.


- --------
  (11)   See footnote 10, above.

                              Page 10 of __ Pages